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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   Continental Information Systems Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  211497102
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Lawrence G. Goodman, Esq.
                    Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 28, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 211497102                                           Page 2 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GABRIEL CAPITAL, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                        (a) |x|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            7  SOLE VOTING POWER

           SHARES
                               -------------------------------------------------
        BENEFICIALLY           8  SHARED VOTING POWER

          OWNED BY                      264,210
                               -------------------------------------------------
            EACH               9  SOLE DISPOSITIVE POWER

          REPORTING
                               -------------------------------------------------
           PERSON              10 SHARED DISPOSITIVE POWER

            WITH                        264,210
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          264,210
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 211497102                                           Page 3 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ARIEL FUND LIMITED
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                        (a) |x|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          CAYMAN ISLANDS
--------------------------------------------------------------------------------
          NUMBER OF            7  SOLE VOTING POWER

           SHARES
                               -------------------------------------------------
        BENEFICIALLY           8  SHARED VOTING POWER

          OWNED BY                      380,669
                               -------------------------------------------------
            EACH               9  SOLE DISPOSITIVE POWER

          REPORTING
                               -------------------------------------------------
           PERSON              10 SHARED DISPOSITIVE POWER

            WITH                        380,669
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          380,669
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 211497102                                           Page 4 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ARIEL MANAGEMENT CORP.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                        (a) |x|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF            7  SOLE VOTING POWER

           SHARES                       42,221
                               -------------------------------------------------
        BENEFICIALLY           8  SHARED VOTING POWER

          OWNED BY                      380,669
                               -------------------------------------------------
            EACH               9  SOLE DISPOSITIVE POWER

          REPORTING                     42,221
                               -------------------------------------------------
           PERSON              10 SHARED DISPOSITIVE POWER

            WITH                        380,669
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          422,890
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 211497102                                           Page 5 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. EZRA MERKIN
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                        (a) |x|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              |_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
          NUMBER OF            7  SOLE VOTING POWER

           SHARES                       42,221
                               -------------------------------------------------
        BENEFICIALLY           8  SHARED VOTING POWER

          OWNED BY                      644,879
                               -------------------------------------------------
            EACH               9  SOLE DISPOSITIVE POWER

          REPORTING                     42,221
                               -------------------------------------------------
           PERSON              10 SHARED DISPOSITIVE POWER

            WITH                        644,879
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          687,100
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                          SCHEDULE 13D AMENDMENT NO. 1

This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of November 1, 1995 (the "Schedule 13D"), filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin, relating to the common stock, $.01 par value, (the "Common Stock") of Continental Information Systems Corporation (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is One Northern Concourse, North Syracuse, New York 13212.

Item 3.  Source and Amount of Funds

         Gabriel purchased an aggregate of 78,977 shares of Common Stock at an aggregate cost of $146,959.08 using its own funds. Ariel Fund purchased an aggregate of 116,484 shares of Common Stock at an aggregate cost of $216,751.01 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 12,921 shares of Common Stock at an aggregate cost of $24,043.09 using the funds of such account. See Item 5 and Schedule I hereto relating to such purchases and the receipt by the Reporting Persons of certain stock dividends.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) Gabriel is the beneficial owner of 264,210 shares of Common Stock, for a total beneficial ownership of 3.8% of the outstanding shares of Common Stock.

         Ariel Fund is the beneficial owner of 380,669 shares of Common Stock, for a total beneficial ownership of 5.4% of the outstanding shares of Common Stock.

         Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 380,669 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 42,221 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 422,890 shares of Common Stock, or 6.0% of the outstanding shares of Common Stock.

         As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 264,210 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 380,669 shares of Common Stock owned by Ariel Fund and the 42,221 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 687,100 shares of Common

Stock, or 9.8% of the outstanding shares of Common Stock.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 6,999,040 outstanding shares of Common Stock of the Issuer as of September 30, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1996.

         (c) Schedule I indicates the transactions effected by the Reporting Persons during the past 60 days. Except as indicated, all such transactions were effected through the public markets.

         (d) Not Applicable

         (e) Not Applicable

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GABRIEL CAPITAL, L.P.

                                       By: /s/ J. Ezra Merkin
                                           -------------------------------------
                                           Name: J. Ezra Merkin
                                           Title: General Partner


                                       ARIEL FUND LIMITED


                                       By: MEESPIERSON MANAGMENT (CAYMAN)
                                             LIMITED

                                       By: /s/ P.A. De Ruitjer ; R.H. Hanson
                                           -------------------------------------
                                           Name: P.A. De Ruitjer ; R.H. Hanson
                                           Title: Director ; Director


                                       ARIEL MANAGEMENT CORP.

                                       By: /s/ J. Ezra Merkin
                                           -------------------------------------
                                           Name:  J. Ezra Merkin
                                           Title: President

                                       /s/ J. Ezra Merkin
                                       -----------------------------------------
                                       J. EZRA MERKIN

Dated: October 31, 1996

                                   SCHEDULE I

                       Purchases of Shares of Common Stock

                                                          Number of Shares
                                             ------------------------------------------
                     Aggregate               Aggregate
       Date           Dollar     Price Per     Share       Ariel                Private
                      Amount       Share      Amount       Fund       Gabriel   Account
   ------------       ------       -----      ------       ----       -------   -------
April 4, 1996*          --           --         4,579       --          4,579      --
August 14, 1996*        --           --         1,537       --          1,537      --
October 28, 1996   $274,553.78     $1.79      153,382     85,739       58,132    9,511

----------
* Shares received on this date reflect a distribution from an unsecured bankruptcy claim.